UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)


                   Great American Bancorp, Inc.
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                     (Name of Issuer)


               Common, Stock Value - $0.01 Par Value
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               (Title of Class of Securities)


                           38982K107
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                      (CUSIP Number)


                        George R. Rouse
                        1311 S. Neil
                        Champaign, IL 61820
                        (217) 356-2265
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  (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications)


                        October 20, 2000
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]




CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George R. Rouse

2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP(a) [ ]    (b) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            96,340 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            92,236 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            96,340 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.18%

14.     TYPE OF REPORTING PERSON

            IN

     The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report additional shares acquired by Mr. George R. Rouse (the "Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has increased from 8.14% to 9.18% of the common shares outstanding. The Reporting Person's ownership percentage has increased primarily due to the Company's repurchase of its common stock which reduced the Company's outstanding common shares.
The Reporting Person is President and Chief Executive Officer of the Company.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change.

Item 3.     Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person is deemed to beneficially own 96,340 shares, including 9,775 shares purchased from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account, 25,660 shares purchased in open market transactions held in an Individual Retirement Account, 15,546 shares beneficially owned by the Reporting Person held by the trustee pursuant to the First Federal Savings Bank Employee Stock Ownership Plan ("ESOP"), 200 shares held jointly by the Reporting Person's spouse and children, 4,104 shares representing unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan") and 41,055 additional shares representing shares underlying options granted under the Incentive Plan that are currently exercisable or exercisable within 60 days. The amount of consideration ($434,854) used to acquire the total 35,635 of purchased shares was derived from personal funds of the Reporting Person.

     A schedule of the shares, dates, and the prices per share acquired by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

	      No change.

Item 5.     Interest in Securities of Issuer

     (a) The Reporting Person beneficially owns 96,340 shares, representing 9.18% of the outstanding shares of the Company based upon outstanding shares as of September 30, 2000 of 1,048,500. The beneficially owned shares include 4,104 shares representing unvested stock awards granted under the Incentive Plan and 41,055 shares underlying stock options granted under the Incentive Plan which are currently exercisable or exercisable within 60 days.

     (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a) with the exception of unvested stock awards, which may be voted as instructed by the Reporting Person, but which may not be disposed of until they are vested.

	     (c)  Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

	     (d) With the exception of the Trustee for the trust holding unvested stock awards and the trustee for the Employee Stock Ownership Plan Trust, each of which has certain powers with respect to stock held in trust as provided by their respective trust agreements and respective plan documents, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

	     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

	     No change.

Item 7.     Material to be Filed as Exhibits

	     A schedule detailing dates, shares purchased, and price per share of securities acquired by the Reporting Person since the most recent filing on
Schedule 13D is filed herewith as Exhibit 1 to Item 3.

	     The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form
S-8 filed with the SEC on May 23, 1996 file number 333-04491.


	                           SIGNATURES

	     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    October 26, 2000                       /s/ George R. Rouse
-------------------------              --------------------------------
        Date                                    Signature

                                              George R. Rouse
                                       ----------------------------------
                                                Name/Title


                                  SCHEDULE 13D
                              EXHIBIT 1 TO ITEM 3
                                George R. Rouse


                                   Price per Share
              No. of Shares         (Excluding          Where          How
  Date       Purchased (Sold)       commissions)      Transacted    Transacted
-------      ---------------       ---------------    ----------    ----------

Non-Derivative Shares Acquired (Sold), Indirect Ownership:

07/14/00           300                 13.00             OTC           (1)
10/20/00           200                 15.00             OTC           (1)

(1) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts. Shares purchased by the Reporting Person are held in an Individual Retirement Account.